EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	1999		2000		2001		2002		2003

Income available for fixed charges:
Income (loss) from continuing operations before income taxes	(2,560)		(12,814)		(2,202)		(19,177)		1,235
Fixed charges	23,719		43,990		38,274		34,284		36,124

	21,159		31,176		36,072		15,107		37,359
Fixed charges:
Interest expense	23,051		43,292		37,666		33,891		35,835
Interest portion of rent expense	668		698		608		393		289

	23,719		43,990		38,274		34,284		36,124
	(a	)	(b	)	(c	)	(d	)	1.0

(a)	The Company’s earnings were inadequate to cover fixed charges for pro forma year ended December 31, 1999 by approximately $2,560.

(b)	The Company’s earnings were inadequate to cover fixed charges for pro forma year ended December 31, 2000 by approximately $12,814.

(c)	The Company’s earnings were inadequate to cover fixed charges for pro forma year ended December 31, 2001 by approximately $2,202.

(d)	The Company’s earnings were inadequate to cover fixed charges for pro forma year ended December 31, 2002 by approximately $19,177.